UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                                SEC File Number:
                                                                1-13290

                           NOTIFICATION OF LATE FILING

                                                                CUSIP Number:
                                                                84917P10

(Check one:)               { } Form 10-K     { } Form 20-F     { } Form 11-K
                           {X} Form 10-Q     { } Form N-SAR

                  For Period Ended: March 31, 2003

                  { } Transition Report on Form 10-K { } Transition Report on Form 20-F { } Transition Report on Form 11-K { } Transition Report on Form 10-Q { } Transition Report on Form N-SAR For the transition period ended: Not applicable

     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

     If the  notification  relates  to a portion of the  filing  checked  above,
identify  the  Item(s)  to  which  the  notification   relates:  Not  applicable


PART I - REGISTRANT INFORMATION

                          The Sports Club Company, Inc.
                             Full Name of Registrant

                                 Not applicable
                            Former Name if Applicable

                     11100 Santa Monica Boulevard, Suite 300
            Address of Principal Executive Office (Street and Number)

                              Los Angeles, CA 90025
                            City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in unreasonable detail in Part III of the form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed
 (X) on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 20-F, Form 11-K, Form 10-Q or Form N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

     The registrant has been working diligently to prepare its consolidated financial statements for the quarter ended March 31, 2003 and such consolidated financial statements have been substantially completed. However, due to the complexities associated with accounting for private training revenues, the registrant has not finalized such consolidated financial statements and is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 within the prescribed period without unreasonable effort or expense. The registrant expects to file its Quarterly Report on 10-Q for the quarter ended March 31, 2003 on or before May 20, 2003.

PART IV - OTHER INFORMATION

                  (1) Name and telephone number of person to contact in regard to this notification.

           Timothy M. O'Brien                              310-479-5200
           ------------------                              ------------
                (Name)                            (Area code) (Telephone Number)

                  (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 {X} Yes { } No

                  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 {X} Yes { } No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  The net loss for the three months ended March 31, 2003, is estimated to be approximately $3.8 million or $1.1 million less than the net loss reported for the three months ended March 31, 2002, of $4.9 million. The decreased net loss of $1.1 million is due to increased operating performance at the five new Clubs opened in the years 2000 and 2001.

                          The Sports Club Company, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2003                               By: /s/ Timothy M. O'Brien
      ------------                                   -----------------------
                                                         Timothy M. O'Brien
                                                         Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).